Filed Pursuant to 424(b)(3)
Registration No. 333-123898

PROSPECTUS

NORTHWEST NATURAL GAS COMPANY

DIVIDEND REINVESTMENT AND

DIRECT STOCK PURCHASE PLAN

Common Stock

Northwest Natural Gas Company (NW Natural) has established its Dividend Reinvestment and Direct Stock Purchase Plan (Plan) to provide participants with a convenient way to purchase shares of common stock and reinvest all or a portion of the cash dividends paid on common stock in additional shares of NW Natural’s common stock.

Participants in the Plan may:

•	Reinvest cash dividends paid on the participants’ shares of NW Natural’s common stock in additional shares of common stock;

•	Increase their investment in NW Natural’s common stock by making optional cash payments of not less than $25 per investment and not more than $100,000 per calendar year and continue to receive cash dividends on shares registered in their names and held in certificate form;

•	Make an initial investment in NW Natural’s common stock with a cash investment of at least $250;

•	Receive, upon request, certificates for whole shares of common stock credited to their Plan accounts;

•	Deposit certificates representing common stock into their Plan accounts for safekeeping;

•	Sell shares of common stock credited to their Plan accounts; and

•	Withdraw from the Plan at any time.

This Plan amends and restates in its entirety NW Natural’s Dividend Reinvestment and Stock Purchase Plan.

Shares purchased under the Plan will, at NW Natural’s option, be (i) authorized but unissued shares purchased directly from NW Natural, (ii) shares purchased in the open market or in privately negotiated transactions, or (iii) any combination of the foregoing. Any open market or privately negotiated purchases will be made through an independent agent. This prospectus relates to the offer and sale of up to 898,415 shares of common stock (including a like number of common stock purchase rights appurtenant thereto) offered under the Plan.

Investors currently participating in the Plan, will remain enrolled in the Plan, and do not have to take any action unless they wish to terminate participation or change an election in the Plan.

NW Natural’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “NWN.”

To the extent required by applicable law in certain jurisdictions, shares of common stock offered under the Plan to certain persons are offered only through a registered broker/dealer in such jurisdictions.

NW Natural’s principal executive offices are located at One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209, and its telephone number is (503) 226-4211.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 24, 2005

You should rely only on the information incorporated by reference or provided in this prospectus. NW Natural has not authorized anyone else to provide you with different information. NW Natural is not making an offer of the common stock in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

NW Natural files annual, quarterly and special reports and other information with the Securities and Exchange Commission (SEC). Reports, proxy statements and other information filed by NW Natural can be read and copied at the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information filed electronically by NW Natural. NW Natural also maintains a Web site (http://www.nwnatural.com). Information contained on NW Natural’s Web site does not constitute part of this prospectus.

NW Natural’s common stock is listed on the New York Stock Exchange under the symbol “NWN” and information concerning NW Natural can also be inspected at the office of that exchange located at 20 Broad Street, New York, New York 10005.

The SEC allows NW Natural to “incorporate by reference” the information that NW Natural files with the SEC, which means that NW Natural may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and you should read it with the same care. NW Natural is incorporating by reference the documents listed below and any future filings NW Natural makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), until NW Natural sells all of the common stock described in this prospectus. Information that NW Natural files in the future with the SEC will automatically update and supersede this information.

•	NW Natural’s Annual Report on Form 10-K for the year ended December 31, 2004.

•	NW Natural’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

•	NW Natural’s Current Reports on Form 8-K filed (excluding any information furnished thereunder) February 11, 2005, April 29, 2005, May 31, 2005, June 1, 2005 and September 30, 2005.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

You may request a copy of these documents, at no cost to you, by writing or calling Shareholder Services, Northwest Natural Gas Company, One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209, telephone 503-226-4211.

FORWARD-LOOKING STATEMENTS

This document does, and the documents incorporated herein by reference may, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Exchange Act. Although NW Natural believes these statements are based on reasonable assumptions, no assurance can be given that actual results will not differ from those in the forward-looking statements contained herein and in the incorporated documents. The forward-looking statements contained herein and in the incorporated documents may be affected by various uncertainties. For a discussion of factors which may affect forward-looking statements contained herein and in the incorporated documents, see NW Natural’s most recent Annual Report on Form 10-K and its most recent Quarterly Report on Form 10-Q.

NW NATURAL

NW Natural is principally engaged in the distribution of natural gas to customers in western Oregon and southwestern Washington, including the Portland metropolitan area. NW Natural and its predecessors have supplied gas service to the public since 1859. NW Natural’s executive offices are located at One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209. Its telephone number is 503-226-4211.

THE PLAN

DESCRIPTION OF THE PLAN

The provisions of the Plan in effect on and after the date hereof are presented in the following questions and answers.

Purpose

1. WHAT IS THE PURPOSE OF THE PLAN?

The Plan provides interested investors with a convenient method of purchasing NW Natural’s common stock directly through the Plan administrator and provides current shareholders with a convenient method of investing cash dividends on their NW Natural shares in additional shares of common stock. At NW Natural’s option, shares purchased under the Plan will be (a) authorized but unissued shares purchased directly from NW Natural, (b) shares purchased in the open market or in privately negotiated transactions, or (c) any combination of the foregoing. When shares purchased under the Plan are acquired directly from NW Natural, NW Natural will receive additional equity funds which will be added to its general funds and used for its continuing construction program and general corporate purposes as described in “Use of Proceeds.”

Advantages

2. WHAT ARE THE ADVANTAGES OF THE PLAN?

•	Investors who are not shareholders may enroll in the Plan by making an initial cash investment of at least $250.

•	Participants in the Plan may elect to have cash dividends on all or a portion of the shares of common stock registered in their names (Registered Shares) and all cash dividends on shares of common stock in their Plan accounts (Plan Shares) automatically reinvested. All shares purchased under the Plan will be credited to and, unless otherwise requested, held in participant’s accounts under the Plan. Remaining cash dividends on Registered Shares or all cash dividends on all of the participant’s shares, whether Registered Shares or Plan Shares, will be paid to participants by check or through electronic direct deposit.

•	Participants in the Plan may make optional cash payments (including payments made by authorizing direct debit from their personal bank accounts), after the initial investment, of up to a maximum amount of $100,000 per calendar year. Participants in the Plan may continue to receive their cash dividends on Registered Shares and on Plan Shares, if designated, and invest by making such optional cash payments.

•	Full investment of funds is possible under the Plan because both full and fractional shares will be credited to participants’ Plan accounts.

•	Participants may enroll and manage their Plan accounts through the Agent’s website at http://www.amstock.com.

•	Personal recordkeeping is simplified by the issuance of statements showing account activity. Statements of account are a participant’s continuing record of transactions and should be retained for tax purposes.

•	Participants may sell shares of common stock held or deposited in their Plan accounts.

Disadvantages

3. WHAT ARE THE DISADVANTAGES OF THE PLAN?

•	A participant will have no control over the prices at which shares are purchased or sold for his or her account, because:

•	purchases for the participant’s account will be made during periods prescribed under the Plan. See Questions 10 and 15; and

•	participants cannot designate a specific price or a specific date at which to sell shares or select the broker through which sales will be made. See Question 20.

Therefore, the participant will bear the risk of fluctuations in the market price of NW Natural’s common stock.

•	A participant will not receive any interest on dividends or optional cash payments held by the Plan administrator before the investment date.

•	In the event that shares purchased under the Plan will be purchased in the open market or in privately negotiated transactions, participants in the Plan will pay a pro rata share of any brokerage fees and transaction costs incurred in connection with purchases of shares.

Other Features

4. WHAT ARE OTHER FEATURES OF THE PLAN?

•	Non-shareholders of legal age may participate in the Plan by making a minimum initial cash investment of $250 to purchase NW Natural’s common stock under the terms of the Plan.

•	For each meeting of shareholders, participants will receive proxies that will enable them to vote both Registered Shares and Plan Shares.

Administration

5. WHO ADMINISTERS THE PLAN?

By participating in the Plan, each participant designates American Stock Transfer & Trust Company (AST) (or a successor thereto) as his or her Agent under the Plan. The Agent will administer the Plan, receive and hold participants’ funds pending investment in additional shares of common stock, effect transfers of common stock, keep a continuous record of participation and prepare and send to each participant statements of the participant’s Plan account. Shares purchased under the Plan will be registered in the name of the Agent (or its nominee) and held by the Agent for each participant in the Plan. In the event that AST ceases to act as the Plan administrator, NW Natural will appoint a new Plan administrator to act as Agent and administer the Plan.

The Agent will use a broker-dealer registered under the Securities Exchange Act of 1934 (Purchasing Representative) to act as an independent agent on behalf of Plan participants in purchasing and selling shares for participants in the open market or in privately negotiated transactions. Subject to the objective of obtaining the lowest over-all costs of shares purchased, the Purchasing Representative will have full discretion as to all matters relating to purchases of shares.

The law in some jurisdictions requires NW Natural to offer shares through this Plan only through a registered broker/dealer. In those instances, the Purchasing Representative will also act as the registered broker/dealer.

NW Natural reserves the right to interpret and administer the Plan as deemed necessary or desirable, including the right to limit or deny participation in the Plan where circumstances warrant. The terms and conditions of the Plan and its operation shall be governed by and construed in accordance with the laws of the State of Oregon. None of NW Natural, AST, or its Purchasing Representative will be liable for any act done in good faith or for any omission to act in good faith, provided that NW Natural shall not be relieved from any liability imposed under any federal, state or other applicable securities law which cannot be waived. You should recognize that NW Natural cannot assure you of a profit or protect you against a loss on shares purchased or sold under the Plan. A participant participates in the Plan at his or her sole discretion, risk and responsibility.

6. WHO SHOULD I CONTACT WITH QUESTIONS CONCERNING THE PLAN AND ITS ADMINISTRATION?

Participants may contact the Agent:

•	by writing to:

For inquiries:	For transaction processing:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company

59 Maiden Lane	P.O. Box 922

Plaza Level	Wall Street Station

New York, NY 10038	New York, NY 10269-0560

•	by calling 1-888-777-0321 from 8 a.m. to 7 p.m. ET, Monday through Thursday, and 8 a.m. to 5 p.m. ET, Friday. The interactive voice response is available 24 hours a day, 7 days per week.

•	by email at info@amstock.com, or

•	by visiting the Agent’s website at http://www.amstock.com.

Existing shareholders may log into their accounts at www.amstock.com by clicking on “Shareholder Account Access” and following the instructions.

Non-shareholders may enroll in and purchase shares under the Plan at www.amstock.com by clicking on “Invest Online” and following the instructions.

7. MAY THE PLAN BE SUSPENDED, MODIFIED OR DISCONTINUED?

The Board of Directors of NW Natural reserves the right to amend, suspend, modify or terminate the Plan at any time, including, but not limited to, the right to modify the fees and commissions charged to participants. Notice of any such amendment, suspension, major modification or termination of the Plan would be provided to all participants.

Eligibility

8. WHO IS ELIGIBLE TO PARTICIPATE IN THE PLAN?

The Plan is available to any person of legal age or entity, whether or not a holder of NW Natural’s common stock, provided that such person or entity fulfills the prerequisites for participation described under Question 9 and participation would not violate the securities or other laws of the state, territory or country where the participant resides that are applicable to NW Natural, the Plan or the participant. Shares for which dividends are reinvested by the Plan must be Registered Shares or Plan Shares. Beneficial owners of NW Natural common stock are owners whose shares are held in a brokerage account by a bank, broker or other custodial institution in “street name.” In order to participate in the Plan, such beneficial owners must request the bank, broker or other custodial institution to have such shares registered in the owner’s name. Alternatively, such beneficial owners may participate in the Plan indirectly by requesting the bank, broker or custodial institution to participate on the owner’s behalf.

In certain jurisdictions, applicable laws require NW Natural to use a registered broker-dealer to offer common stock under the Plan to persons not presently shareholders of record. No offers or sales will be effected in those jurisdictions unless NW Natural has satisfied the requirements of the state securities laws applicable to the operation of the Plan. To the extent required by applicable law in certain jurisdictions, NW Natural will offer shares of common stock under the Plan to persons not presently shareholders of record of common stock only through a registered broker/dealer in those jurisdictions. The Agent will use a registered broker/dealer through whom NW Natural will offer shares in those instances and for all Plan trading activity.

A Plan prospectus and enrollment or application information will be furnished upon request made to the Agent or it may be obtained from the Agent’s website at http://www.amstock.com.

Participation

9. HOW DO I ENROLL IN THE PLAN OR CHANGE MY METHOD OF PARTICIPATION?

Current participants will automatically be participants in the Plan as amended to date, and need do nothing to continue their participation.

After receiving a copy of this prospectus, shareholders may become participants in the Plan by completing and signing an enrollment card (Enrollment Card) and non-shareholders may become participants by completing and signing an application (Application).

An Enrollment Card or Application may be obtained by contacting the Agent at 1-888-777-0321 or by visiting their website at www.amstock.com and downloading the forms.

The Enrollment Card and Application require a participant to choose a reinvestment option for participation in the Plan. By checking the appropriate box a participant may select:

•	Full Dividend Reinvestment—Automatic reinvestment of cash dividends on all of the participant’s shares of common stock. Participant will also be entitled to invest optional cash payments in additional shares.

•	Partial Dividend Reinvestment—Receipt of cash dividends on a portion of the Registered Shares credited to the participant’s account, and automatic reinvestment of the cash dividends on the remainder of the participant’s shares. Participant will also be entitled to invest optional cash payments in additional shares.

•	Optional Cash Purchases Only—Cash dividends on all Registered Shares and Plan Shares will be paid to participants by check or through electronic deposit. The amount of optional cash payments which may be made by a participant may not exceed $100,000 per calendar year. Dividends on all shares purchased with optional cash payments will be Plan Shares and will be reinvested in additional shares unless and until a participant requests that the Plan Shares be registered in the participant’s name.

Under any of the investment options, a participant may make optional cash investments of a minimum of $25 (or a minimum of $250 for the initial investment by a non-shareholder) and a maximum of $100,000 per calendar year (including the initial investment) towards the purchase of additional shares of common stock.

If participants do not indicate an investment option on the enrollment form, their account will automatically be enrolled in the “Full Dividend Reinvestment” option.

Participants may change their reinvestment options by completing the tear-off portion of their Investment Statement of account or an enrollment form and sending it to the Agent. Changes will become effective as soon as practicable after they are received. Any change in reinvestment options must be received by the dividend record date (see Question 10, below) in order to be effective on the related payment date.

Dividend Reinvestment

10. HOW AND WHEN WILL CASH DIVIDENDS BE REINVESTED?

Each cash dividend payment date on the common stock will be an Investment Date under the Plan; which means that, for participants who choose to reinvest dividends, the dividend payments on such payment date will be used to purchase additional shares of common stock as of such payment date. Common stock cash dividend payment dates are ordinarily the fifteenth day of February, May, August and November and corresponding record dates normally precede payment dates by 15 days.

If NW Natural is meeting the requirements of the Plan with common stock purchased in the open market or in privately negotiated transactions, the Purchasing Representative will determine the exact timing of such purchases and the number of shares to be purchased, depending on the amount of reinvested dividends, market conditions and the requirements of federal securities laws, and the purchased shares will be credited to a participant’s Plan account as of the applicable Investment Date. If NW Natural elects to issue authorized but unissued shares of common stock directly to the Agent, these shares will be issued by NW Natural and credited to a participant’s Plan account as of the applicable Investment Date. The determination of the price for purchases of Plan Shares is explained in Question 17. In any case, dividends not invested in shares of common stock within 30 days of the dividend payment date will be returned, without interest, to the participant.

If a participant’s Enrollment Card is received by the Agent on or before the record date for a dividend payment, the dividend payable on such Investment Date will be used to purchase additional shares of common stock as of such Investment Date, unless the Enrollment Card indicates “Optional Cash Purchases Only.” If the Enrollment Card is received after the record date for any such cash dividend payment date, the reinvestment of dividends will start with the next dividend payment date. If a certificate representing Registered Shares to be deposited for safekeeping, together with a completed Safekeeping Authorization Instruction, is received on or before the record date for a dividend payment, reinvestment of dividends on such shares will begin with that dividend. If such certificate and Instruction are received after the record date for a dividend payment, reinvestment of dividends will begin with the next dividend payment date unless a participant already has elected “Full Dividend Reinvestment” for such shares.

For example, a dividend payable February 15 will be reinvested if a completed Enrollment Card, or a certificate and a completed Safekeeping Authorization Instruction, is received by the Agent on or before the record date of January 31. If the Enrollment Card, or such certificate and Instruction, is received after January 31, but on or before the record date for the next dividend payment, the first dividend reinvested will be the dividend payable May 15.

Optional Cash Payments

11. WHO IS ELIGIBLE TO MAKE OPTIONAL CASH PAYMENTS?

All Plan participants, whether or not they have authorized the reinvestment of dividends, are eligible to make optional cash payments.

12. HOW ARE OPTIONAL CASH PAYMENTS MADE?

A Plan participant may make an initial cash investment when enrolling by enclosing a check or money order with the Enrollment Card or Application. Checks should be made payable to “American Stock Transfer & Trust Co.” and returned to the address specified or in the envelope provided. Thereafter, optional cash payments may be made by using the cash payment form attached to the statement of account, or through the Automatic Monthly Deduction Form (see Question 13). If a participant uses the cash payment form, the same amount of money need not be sent each month and there is no obligation to make an optional cash purchase each month.

13. WHAT IS THE AUTOMATIC MONTHLY DEDUCTIONS PROGRAM AND HOW DOES IT WORK?

The Plan offers a program which allows participants to make optional cash purchases by authorizing automatic payments from bank accounts designated by the participants. Payments made through this method which must be the same amount each month as designated by the participant, are deducted on or about the 10th of each month and are invested on the 15th of each month. For an Automatic Monthly Deduction Form, please contact the Agent.

14. WHAT ARE THE LIMITATIONS ON MAKING OPTIONAL CASH PAYMENTS?

There is a $25 minimum amount required for optional cash payments by shareholders, except as provided in Question 20. In case of an initial optional cash payment by a non-shareholder, such optional cash payments cannot be less than $250. The maximum aggregate optional cash payment that may be made by a participant in any calendar year cannot exceed $100,000.

15. WHEN WILL OPTIONAL CASH PAYMENTS BE INVESTED?

Investment Dates for optional cash payments will occur monthly, usually on the 15th day of each month. Purchases may be made over a period of several days in the case of market purchases. All such purchases will be aggregated and credited to participants’ accounts on the Investment Date occurring on or after receipt of the optional cash payment.

The Agent must receive optional cash payments at least three business days prior to an Investment Date to be invested on that Investment Date. Otherwise, the Agent will hold the optional cash payments for investment until the next Investment Date. Optional cash payments which remain uninvested more than 35 days following receipt by the Agent will be returned, without interest, to the participant. Optional cash payments received by the Agent will be returned to the participants upon written request received by the Agent at least three business days prior to the Investment Date following their receipt. No interest will be paid by NW Natural or the Agent on any cash investments received by the Agent pending investment.

Purchases

16. HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED?

The number of shares to be purchased under a Plan depends on the amount of a participant’s funds available for investment and the price of the shares. The funds available for investment depend on what has been authorized in regard to dividend reinvestment, plus any optional cash payments made. In every case, available funds will be fully invested in both whole and fractional shares of common stock (computed to three decimal places). No one can predict the number of shares that will be purchased for Plan participants during a particular purchase period, and Plan participants cannot direct the purchase of a specific number of shares.

17. WHAT IS THE PRICE OF SHARES PURCHASED FOR THE PLAN?

If the Agent purchases authorized but unissued shares of common stock directly from NW Natural, the price of such shares will be the average of the high and low sales prices of NW Natural’s common stock on the trading day preceding the applicable Investment Date reported on the consolidated tape for the NYSE listed companies administered by the Consolidated Tape Association.

The purchase price of shares purchased in respect of any Investment Date on the NYSE or through privately negotiated transactions will be the average price (including brokerage fees) paid by the Purchasing Representative to obtain them.

The Purchasing Representative may offset purchases of shares against sales of shares to be made for participants under the Plan with respect to an Investment Date, resulting in a net purchase or a net sale of shares.

18. WHO PURCHASES THE SHARES FOR THE PLAN?

NW Natural, at its discretion, may elect to satisfy the requirements of the Plan with either (i) authorized but unissued shares of common stock, (ii) shares of common stock purchased in the open market or in privately negotiated transactions, or (iii) any combination of the foregoing. If NW Natural elects to purchase shares of common stock in the open market or in privately negotiated transactions, the Purchasing Representative will make all such purchases necessary to meet the requirements of the Plan. Shares purchased in any month on the NYSE or through privately negotiated transactions will be purchased, at the discretion of the Purchasing Representative, during the period beginning on the third trading day prior to the Investment Date for that month and typically ending by the fifth trading day after the Investment Date. Other than establishing the length of any such investment period incorporated into the Plan, NW Natural does not exercise any direct or indirect control over the timing or price of purchases made by the Purchasing Representative.

19. ARE ANY FEES OR EXPENSES INCURRED BY PARTICIPANTS?

In most cases, NW Natural will pay the fees and expenses to operate the Plan. However, there are some service fees and brokerage commissions which will be charged directly to participants. Participants will incur no broker fees, commissions or other charges for authorized but unissued shares purchased directly from NW Natural. Participants in the Plan will bear the cost of brokerage fees and commissions, any service charges and applicable taxes related to shares purchased or sold on the open market or in privately negotiated transactions.

A service fee of up to $30 will be assessed for each item that is returned for insufficient funds. The Agent may place a hold on the account until the “insufficient funds” fee is received, sell shares from the account to collect the “insufficient funds” fee, or withhold the amount of the “insufficient funds” fee from future optional cash investments.

See Question 24 for fees associated with Safekeeping and Question 20 for service fees associated with the sale of shares.

NW Natural reserves the right at any time to change fees or to charge participants (including those who do not reinvest dividends) other fees, including but not limited to administrative, setup and handling fees. Notice of such future changes or additional fees will be sent to participants at least 30 days prior to their effective date.

Sales and Termination from the Plan

20. MAY PARTICIPANTS SELL OR WITHDRAW ALL OR A PORTION OF THEIR SHARES FROM THE

PLAN?

Yes. Any participant may withdraw from the Plan, request that a certificate be issued for Plan Shares or request that all or a portion of the whole Plan Shares be sold and that the cash proceeds, less any fees discussed below, be forwarded to the participant. Participation in the Plan is entirely voluntary. In order to withdraw shares from the Plan, a participant must notify the Agent either in writing by using the transaction request form attached to the bottom of the statement or through the website at www.amstock.com that the participant wishes to withdraw.

A stock certificate for any whole number of shares may be issued from a Plan account as soon as practicable after it is requested by a participant or upon termination of the Plan by NW Natural. Certificates for whole shares withdrawn from the Plan will be registered under the name in which the participant’s certificates were registered upon entering the Plan. A cash payment will be made for any fraction of a share.

Except as otherwise provided in the following paragraph, any sale of whole shares will be made within two business days after receipt of the request by the Agent. The participant will receive the proceeds of the sale less a service charge of $15, and any applicable brokerage fees or commissions and any withholding required under applicable tax laws, from the sale of the whole shares sold at the participant’s request and a cash payment for any fraction of a share credited to the participant’s account.

A participant may withdraw from the Plan at any time if notice is received at least three days prior to a payable date, in such case the dividend will be paid in cash. If a participant’s request is received less than three days prior to the payable date, then the immediate dividend will be reinvested and all subsequent dividends will be paid in cash.

If a participant disposes of all Registered Shares, NW Natural, at its option, either may treat such disposal as a notice of withdrawal or may continue to reinvest the dividends on Plan Shares.

Reports to Participants

21. HOW WILL PARTICIPANTS BE ADVISED OF THEIR PURCHASE OF SHARES OF COMMON STOCK AND OTHER ACTIVITY IN THEIR PLAN ACCOUNTS?

As soon as practicable after purchases for their accounts, statements will be mailed to participants advising them of their investments. The statements are participants’ continuing record of the cost of their purchases and should be retained for income tax purposes. In addition, participants will receive copies of the same communications sent to every other holder of shares of common stock, including NW Natural’s annual report, notice of annual meeting and proxy statement, and income tax information form reporting dividends paid.

Certificates

22. WILL STOCK CERTIFICATES AUTOMATICALLY BE ISSUED FOR SHARES OF COMMON STOCK ACQUIRED UNDER THE PLAN?

No. Unless requested otherwise as described below or the account is terminated, the number of shares purchased under the Plan and any shares deposited with the Agent for safekeeping will be held by the Agent or its nominee for the participants. At any time, a participant may request the Agent to send him a certificate for any whole shares credited to the participant’s account. Any remaining whole shares and fraction of a share will continue to be credited to the participant’s account. This service protects against loss, theft or destruction of stock certificates.

Certificates for fractional shares will not be issued under any circumstances.

Shares credited to Plan accounts may not be used as collateral. To use Plan shares as collateral, participants must request that a certificate be issued in their name.

A participant’s Plan account is maintained in the same name in which the participant’s certificates were registered when he or she entered the Plan or if a participant enrolled in the Plan directly, the account is maintained in the name as shown on NW Natural’s records at the time the participant enrolled.

Transfer of Shares Held in the Plan

23. CAN PLAN SHARES BE TRANSFERRED?

Upon written request, Plan shares can be transferred into names other than the account name, subject to compliance with any applicable laws and the payment by the participant of any applicable taxes, provided that the request is accompanied by a duly executed stock power that bears the signature(s) of the participant(s) and the signature(s) is/are Medallion Guaranteed by a financial institution, such as a commercial bank or a brokerage firm, that is a member of either the STAMP, SEMP or MSP Medallion Guarantee programs. Unless instructed otherwise, the Agent will hold the transferred shares in an account in the transferee’s name in the Plan and apply the same dividend reinvestment options as existed with respect to the transferred account.

Safekeeping Service for Common Stock Certificates

24. WHAT IS THE PLAN’S SAFEKEEPING SERVICE AND HOW DOES IT WORK?

A participant may elect to deposit Registered Shares into his or her Plan account for safekeeping as Plan Shares. Any lost certificates must be replaced before a participant may deposit the shares represented by such certificate.

Certificates representing Registered Shares to be deposited for safekeeping should be sent, together with a completed Safekeeping Authorization Instruction, by registered mail to the Agent. Certificates should not be endorsed. A Safekeeping Authorization Instruction may be obtained from the Agent at any time. The participant will incur a service fee of $7.50 for the handling of each safekeeping request.

It is suggested that participants use registered mail when sending stock certificates, declaring a value equal to 2% of the market value of the shares on the date of mailing. This amount would be the approximate cost of replacing the certificates should they be lost in the mail.

It is the responsibility of the participant to retain his or her records relative to the cost of any shares represented by certificates deposited for safekeeping.

Other Information

25. HOW IS PARTICIPATION BY FOREIGN AND OTHER HOLDERS SUBJECT TO WITHHOLDING DIFFERENT?

In the case of foreign holders of common stock whose dividends are subject to United States income tax withholding or other holders of common stock whose dividends are subject to United States back-up withholding there will be reinvested an amount equal to the dividends less the amount of tax required to be withheld. Statements confirming purchases made for such participants will indicate the net dividend reinvested and the amount of tax withheld.

Foreign shareholders who check the “Optional Cash Payments Only” box on the Enrollment Card will continue to receive cash dividends on Registered Shares in the same manner as if they were not participating in the Plan. Optional cash payments received from them must be in United States dollars and will be invested the same way as payments from other participants.

26. WHAT HAPPENS IF NW NATURAL ISSUES A STOCK DIVIDEND OR DECLARES A STOCK SPLIT?

Any dividend payable in stock or split shares distributed by NW Natural on Plan Shares, both full and fractional, will be credited to the participant’s account. Such stock dividends or split shares distributed on Registered Shares will be mailed directly to the participant in the same manner as to the shareholders who are not participating in the Plan.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or other corporate action.

27. HOW WILL A PARTICIPANT’S PLAN SHARES BE VOTED AT A MEETING OF SHAREHOLDERS?

Participants will be sent notices of meetings, proxy statements and proxy forms for each shareholders’ meeting. Plan Shares, including fractional Plan Shares, will be voted as the participant directs. Registered Shares will be voted directly by the participant.

The proxy card sent to each participant in connection with any annual or special meeting of shareholders will represent all Registered Shares, if any, and all Plan Shares owned by such participant.

As in the case of non-participating shareholders, if no instructions are indicated on the properly signed and returned proxy card, all of the participant’s shares—Registered Shares, if any, and Plan Shares—will be voted in accordance with the recommendations of NW Natural. If the proxy card is not returned or if the participant does not grant a proxy by voting by telephone or the Internet, the participant’s shares may be voted only if the participant or a duly appointed representative votes in person at the meeting.

28. WHAT ARE NW NATURAL’S AND THE AGENT’S RESPONSIBILITIES UNDER THE PLAN?

Neither NW Natural nor the Agent administering the Plan will be liable for any act done in good faith or for any good faith omission to act including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon such participant’s death or with respect to the prices at which shares of common stock are purchased or sold for the participant’s account and the times when such purchases or sales are made or with respect to any fluctuation in the market value after the purchase or sale of shares.

Participants should recognize that NW Natural cannot assure a profit or protect against a loss on the shares purchased or sold under the Plan.

TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN

With respect to reinvested cash dividends used to purchase authorized but unissued shares from NW Natural, a participant will be treated for Federal income tax purposes as having received a distribution in an amount equal to the fair market value on the dividend payment date of the full number of shares and fractional shares purchased with reinvested dividends. The fair market value of such shares on the dividend payment date will be treated as dividend income to the participant to the extent of the current and accumulated earnings and profits of NW Natural, as determined for Federal income tax purposes. The basis of the shares so purchased will be equal to the fair market value of such shares on the dividend payment date.

With respect to reinvested cash dividends used to purchase shares in the open market or through privately negotiated transactions, a participant will be treated for Federal income tax purposes as having received a distribution in an amount equal to the cash reinvested to obtain the shares. The cash reinvested will be treated as dividend income to the participant to the extent of the current and accumulated earnings and profits of NW Natural, as determined for Federal income tax purposes. The basis of the shares so purchased will be equal to the amount of this distribution.

A participant who purchases shares with optional cash payments will recognize no taxable income upon such purchases. The basis of shares purchased in this manner will be the amount of the optional cash payment.

A participant will not realize any taxable income upon the distribution to him of certificates for whole shares credited to his or her account. However, gain or loss will be realized by the participant when whole and fractional shares are sold pursuant to the participant’s request to sell shares held in the Plan and when whole shares are sold by the participant. A participant who receives on termination of participation or on termination of the Plan by NW Natural a cash adjustment for a fraction of a share credited to such participant’s account will realize gain or loss with respect to such fraction. Gain or loss will be measured by the difference between the amount the participant receives and his or her tax basis for the shares, or fraction of a share, sold. Such shares will normally constitute capital assets in the hands of a participant and gain or loss on their sale will constitute long- or short-term capital gain or loss depending on the period for which the shares shall be held.

The foregoing tax information is provided solely as a general guide to participants. Therefore, participants are advised to consult their own tax advisors as to the Federal and State income tax effect of participation in the Plan.

USE OF PROCEEDS

To the extent that authorized but unissued shares are purchased under the Plan from NW Natural, the net proceeds from their sale will be added to NW Natural’s general funds and will be used to finance in part its continuing utility construction program and for general corporate purposes. NW Natural expects its utility construction expenditures in 2005 to be $104 million, and in the five-year period, 2005-2009, to be between $500 million and $600 million.

During the 12-month period ended December 31, 2004, NW Natural sold 157,124 authorized but unissued shares under the Plan for a total consideration of $4,823,856.

DESCRIPTION OF COMMON STOCK

General

The following is a summary of certain rights and privileges of NW Natural’s common stock and the associated common share purchase rights. This summary description does not purport to be complete. Reference is made to NW Natural’s Restated Articles of Incorporation, its Bylaws and the Rights Agreement, dated as of February 27, 1996, as amended (Rights Agreement), between NW Natural and American Stock Transfer & Trust Company, which are filed as exhibits to this registration statement, and incorporated herein by reference. The following statements are qualified in their entirety by such references.

Under NW Natural’s Restated Articles of Incorporation, NW Natural is authorized to issue 60,000,000 shares of common stock, 1,500,000 shares of preferred stock, without par value, and 2,000,000 shares of preference stock, without par value. At September 30, 2005, 27,545,951 shares of common stock were outstanding and no shares of either the preferred stock or the preference stock were outstanding.

The Board of Directors is authorized under NW Natural’s Restated Articles of Incorporation to provide for the issuance from time to time of preferred stock or preference stock in one or more series, and as to each series to fix and determine the relative rights and preferences, serial designation, dividend rate, redemption prices, voluntary and involuntary liquidation prices, sinking fund provisions for the redemption or purchase of shares, if any, and conversion provisions, if any, applicable to shares of such series.

Dividends and Liquidation Rights

Except as hereinafter stated, the common stock is entitled to receive such dividends as are declared by the Board of Directors and to receive ratably on liquidation any assets which remain after payment of liabilities. NW Natural has two authorized classes of senior capital stock. They are preferred stock and preference stock, none of which is currently outstanding. NW Natural’s preferred stock and preference stock are entitled in preference to the common stock (1) to cumulative dividends at the annual rate fixed for each series by the Board of Directors, and (2) in voluntary and involuntary liquidation, to the amounts fixed for each series by the Board of Directors, plus in each case, unpaid accumulated dividends.

Dividend Limitations

Should dividends on either the preferred stock or the preference stock be in arrears, no dividends on the common stock may be paid or declared. Except with the consent of the holders of a majority of the preferred stock then outstanding, no dividends on the common stock or the preference stock may be paid or declared unless the preferred stock purchase and sinking fund obligations have been met for that year. Future series of the preferred stock or the preference stock could contain sinking fund, purchase or redemption obligations under which no dividends on the common stock may be paid or declared while such obligations are in default. Common stock dividends also may be restricted by the provisions of future instruments pursuant to which NW Natural may issue long-term debt.

Voting Rights

Except as provided by law or as described below, only the common stock has voting rights. Cumulative voting is permitted by the Restated Articles of Incorporation to holders of common stock at elections of directors. The preferred stock has the special right to elect the smallest number of directors which constitutes at least one-fourth of the total number of directors, or two directors, whichever is greater, if payments of four quarterly dividends or more on any share or shares of preferred stock should be in arrears.

Classification of the Board of Directors

The Board of Directors of NW Natural may consist of not less than 9 nor more than 13 persons, as determined by the Board, divided into three classes as nearly equal in number as possible. The current number is

11. One class is elected for a three-year term at each annual meeting of shareholders. Vacancies, including those resulting from an increase in the size of the Board, may be filled by a majority vote of the directors then in office, to serve until the next annual meeting of shareholders. One or more of the directors may be removed, with or without cause, by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote thereon; provided, however, that if fewer than all of the directors should be candidates for removal, no one of them shall be removed if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director shall be a part. Except for those persons nominated by the Board, no person shall be eligible for election as a director unless a request from a shareholder entitled to vote in the election of directors that such person be nominated and such person’s consent thereto shall be delivered to the Secretary of NW Natural within the time period specified in advance of the meeting at which such election shall be held. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote at an election of directors. The foregoing provisions will not apply to directors, if any, elected by the holders of the preferred stock.

Transactions with Related Persons

NW Natural shall not enter into any business transaction with a related person or in which a related person shall have an interest (except proportionately as a shareholder of NW Natural) without first obtaining both (1) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the capital stock of NW Natural not held by such related person, and (2) the determination of a majority of the continuing directors that the cash or fair market value of the property, securities or other consideration to be received per share by the holders, other than such related person, of the shares of each class or series of the capital stock of NW Natural in such business transaction shall not be less than the highest purchase price paid by such related person in acquiring any of its holdings of shares of the same class or series, unless the continuing directors by a majority vote shall either (a) have expressly approved the acquisition of the shares of the capital stock of NW Natural that caused such related person to become a related person, or (b) have expressly approved such business transaction. As used in this paragraph: a “business transaction” includes a merger, consolidation, reorganization or recapitalization, a purchase, sale, lease, exchange or mortgage of all or a substantial part (10% or more) of the property of NW Natural or a related person, an issuance, sale or exchange of securities and a liquidation, spin-off or dissolution; a “related person” includes a person, organization or group thereof owning 10% or more of the capital stock of NW Natural; “continuing directors” are those whose nominations for directorship shall have been approved by a majority of the directors in office on April 9, 1984 or by a majority of the then continuing directors. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares of the capital stock of NW Natural (other than shares held by related persons).

Preemptive Rights

The holders of the common stock have no preemptive rights.

Other Provisions

The issued and outstanding shares of NW Natural’s common stock are, and the common stock offered hereby will be, fully paid and nonassessable.

Common Share Purchase Rights

Under the Company’s Rights Agreement, the holders of the common stock have one common share purchase right for each of their shares. Each right, initially evidenced by and traded with the common stock, entitles the holder to purchase one-tenth of a share of common stock at a purchase price of $6.67, subject to adjustment (Purchase Price). The rights will be exercisable only if a person or group (Person) shall acquire ownership of 15% or more of the common stock (such Person being hereinafter referred to as an Acquiring Person) or shall announce a tender offer, the consummation of which would result in such Person becoming an Acquiring Person.

If any Person shall have become an Acquiring Person, each right, other than rights owned by the Acquiring Person (which shall be void), may be exercised by its holder to purchase, at a 50% discount, shares of common stock having a market value equal to 20 times the Purchase Price. If a Person shall have become an Acquiring Person but shall not have acquired ownership of 50% or more of the common stock, the Board of Directors may provide for the exchange of all or a part of the rights (other than rights which shall be void as described above) for common stock at a ratio of one share per right.

In the event that (i) NW Natural shall consolidate or merge with any other Person, (ii) any Person shall consolidate or merge with NW Natural and NW Natural shall be the surviving corporation and, in connection therewith, all or part of the common stock shall be changed into or exchanged for stock or other securities of any Person (including NW Natural) or cash or any other property, or (iii) NW Natural shall sell or otherwise transfer, assets or earning power aggregating 50% or more of the assets or earning power of NW Natural to any other Person, each right, except rights owned by an Acquiring Person (which shall be void), may be exercised by its holder to purchase, at a 50% discount, shares of common stock of the other Person having a market value equal to 20 times the Purchase Price.

At any time prior to any Person becoming an Acquiring Person, the Board of Directors may redeem the rights at a price of $.01 per right. The rights will expire on March 15, 2006 unless they are exchanged or redeemed (as described above) earlier than that date.

The issuance of common stock upon exercise of the rights will be subject to any necessary regulatory approvals.

The rights have anti-takeover effects because they will cause substantial dilution of the common stock if a Person attempts to acquire NW Natural on terms not approved by the Board of Directors.

Certain Anti-Takeover Matters

NW Natural’s Restated Articles of Incorporation and Bylaws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of its stock or delaying or preventing a change in its control. The material provisions that may have such an effect include:

•	establishment of a classified Board of Directors, whereby only one-third of the board stands for election each year;

•	limitations on certain business transactions (including mergers, consolidations, plans of exchange) with any person or entity and any persons or entities related thereto who beneficially own 10 percent or more of the capital stock of the NW Natural;

•	authorization for NW Natural’s Board of Directors (subject to any applicable law) to issue preferred or preference stock in series and to fix the rights and preferences of the series;

•	advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by NW Natural’s Board of Directors;

•	a requirement that holders of not less than two-thirds of the shares entitled to vote are required to remove directors or to amend certain provisions of NW Natural’s Restated Articles of Incorporation; and

•	a requirement that the Bylaws may only be amended or repealed by resolution of a majority of the Board of Directors, subject to repeal or change by action of the shareholders.

NW Natural is subject to the provisions of sections 60.825 to 60.845 of the Oregon Business Corporation Act (OBCA) which generally provide that in the event a person or entity acquires 15% or more of NW Natural’s voting stock (“interested stockholder”), NW Natural and such interested stockholder and any affiliate may not engage in the following business combinations for a period of three years following the date that person became an interested stockholder:

•	a merger or plan of share exchange;

•	any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of NW Natural’s assets or outstanding capital stock; and

•	transactions that result in the issuance of capital stock to the stockholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•	the Board of Directors approved the share acquisition or business combination that resulted in the person becoming an interested stockholder before the time such person became an interested stockholder;

•	as a result of the share acquisition, the person became an interested stockholder and 85% owner of the voting stock, excluding shares owned by persons who are directors and also officers and shares owned by certain employee benefit plans; or

•	the business combination transaction is approved by the Board of Directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

NW Natural is also subject to the provisions of 60.801 to 60.816 of the Oregon Control Share Act (OCSA), which generally provide that a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by officers and inside directors, and by the holders of a majority of the outstanding voting shares, including shares held by officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33 1/3% and 50%, respectively. The acquiring person may, but is not required to, submit an “acquiring person statement” setting forth certain information about the acquiring person and its plans with respect to NW Natural. The acquiring person statement may also request that NW Natural call a special meeting of stockholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of stockholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of stockholders that is held more than 60 days after the date of the acquisition of control shares. Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the OBCA and the issuing corporation is a party to the merger or exchange agreement.

The OCSA and the OBCA have anti-takeover effects because they will encourage any potential acquirer to negotiate with NW Natural’s Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. NW Natural has not adopted such a provision.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements made as to matters of law and legal conclusions under “Tax Consequences of Participation in the Plan” herein have been reviewed by Thelen Reid & Priest LLP, New York, New York. These statements are set forth in reliance upon the opinion of Thelen Reid & Priest LLP given upon their authority as experts.